NexGen Announces Highest-Grade Assay to Date from Patterson Corridor East

  RK-25-256 returns 5.5 m at 21.4% U3O8, including 2.5 m at 46.1% U3O8 and including 0.5 m at 74.8% U3O8,
  Rook I developing a multi-generational portfolio of uranium projects in the southwest Athabasca Basin, Saskatchewan, Canada.

Vancouver, BC, December 1, 2025 - NexGen Energy Ltd. (TSX: NXE) (NYSE: NXE) (ASX: NXG) ("NexGen" or the "Company") is pleased to announce its highest-grade assay results to date at the Company's 100%-owned Patterson Corridor East ("PCE") with drill hole RK-25-256. Assays returned 5.5 meters ("m") at 21.4% U3O8 between 590.0 and 595.5 m depth, including 2.5 m at 46.1% U3O8 and 0.5 m at 74.8% U3O8 (Figures 1 and 2; Table 1) as well as a separate and adjacent intercept of 1.5 m at 5.28% U3O8.

Significantly, this high-grade uranium intersection in RK-25-256 is 119 m down-dip of drill hole RK-25-232, and an additional 51 m down-dip of recently reported (see news release dated November 12, 2025) RK-25-254 (Figure 1 and 3). Overall, intense high-grade uranium mineralization is currently interpreted along a minimum of 215 m of dip extent from RK-25-254 to RK-24-222.

Leigh Curyer, Founder & Chief Executive Officer, commented: "RK-25-256 high-grade assay results, consisting of ultra-high grade 0.5 m 74.8% U3O8 takes PCE into a rare mineralized category on a world scale for uranium deposits. This type of basement-hosted mineralization is synonymous with Arrow, only 3.5 km to the west.

It is clear, the frequency of this ultra-high grade category of intercepts at Arrow and now PCE, is evidence of a very significant mineralizing event occurring at Rook I and in the surrounding region of the southwest Athabasca Basin in Saskatchewan.

NexGen, with Arrow as the inaugural deposit, is developing a uranium project portfolio which is focused on multi-generational nuclear fuel supply and providing economic, environmental, and social outcomes on a scale not previously witnessed in the industry. NexGen is a central component of delivering Canada's and the world's key critical mineral demand."

Jason Craven, Vice President, Exploration, commented: "These exceptional grades significantly elevate our understanding of PCE and offer a glimpse at the growing basement-hosted uranium prospectivity in the southwest Athabasca Basin, where NexGen controls the most prospective portfolio of over 190,000 hectares across 140 km of the southwest Athabasca Basin."

Figure 1: Interpreted PCE long section (as of August 28, 2025 release) with notable assays collected since discovery and new results outlined in red; view is a long section that looks perpendicular to the primary mineralized plane; total mineralized footprint in orange and the high-grade subdomains in red

Figure 2: Core photo with select assays from RK-25-256, grades are shown as % U3O8

Figure 3: Interpreted 3D model of PCE shown looking northwest (across strike) and northeast (along strike);
previously reported in August 28 release, now with RK-25-256 intersection shown as purple outline for reference

Table 1: Assays received since November 12, 2025 news release

Drillhole				Unconformity Depth (m)	SRC Geoanalytical Results
					(Cutoff 0.01%)
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Width (m)	U3O8 (wt%)
RK-25-256	292	-65.5	696.0	116.9	521	521.5	0.5	0.01
					525.5	527	1.5	0.01
					587.5	589.5	2	0.12
					590	595.5	5.5	21.4
				incl.	592	594.5	2.5	46.1
				incl.	593	593.5	0.5	74.8
					596	597.5	1.5	5.28
				incl.	596	596.5	0.5	15.8
					600	600.5	0.5	0.03
					602.5	603	0.5	0.07
					603.5	604	0.5	0.05
					607.5	608	0.5	0.02
					608.5	614	5.5	0.13
					615	616.5	1.5	0.10
					617.5	618	0.5	0.11
					626.5	630	3.5	0.03

  All depths and intervals are meters downhole, true thicknesses are yet to be determined.
  Unconformity of 'N/A' denotes a lack of visible contact between Athabasca sandstone and basement rock.
  Maximum internal dilution 2.0 m downhole.
  Minimum thickness of 0.5 m downhole.
  Cutoff grade 0.01% U3O8.
  All depths and intervals are metres downhole, true thicknesses are yet to be determined. Resource modelling in conjunction with an updated mineral resource estimate is required before true thicknesses can be determined.
  * Denotes results that correlate to high-grade levels of radioactivity (>10,000 cps)

About NexGen

NexGen Energy is a Canadian company focused on delivering clean energy fuel for the future.  The Company's flagship Rook I Project is being optimally developed into the largest low-cost producing uranium mine globally, incorporating the most elite environmental and social governance standards.  The Rook I Project is supported by an N.I. 43-101 compliant Feasibility Study, which outlines the elite environmental performance and industry-leading economics. NexGen is led by a team of experienced uranium and mining industry professionals with expertise across the entire mining life cycle, including exploration, financing, project engineering and construction, operations and closure.  NexGen is leveraging its proven experience to deliver a Project that leads the entire mining industry socially, technically and environmentally.  The Project and prospective portfolio in northern Saskatchewan will provide generational, long-term economic, environmental, and social benefits for Saskatchewan, Canada, and the world.

NexGen is listed on the Toronto Stock Exchange, the New York Stock Exchange under the ticker symbol "NXE," and on the Australian Securities Exchange under the ticker symbol "NXG," providing access to global investors to participate in NexGen's mission of solving three major global challenges in decarbonization, energy security and access to power.  The Company is headquartered in Vancouver, British Columbia, with its primary operations office in Saskatoon, Saskatchewan.

Contact Information

Leigh Curyer

Chief Executive Officer
NexGen Energy Ltd.

+1 604 428 4112
lcuryer@nxe-energy.ca

www.nexgenenergy.ca

Travis McPherson

Chief Commercial Officer

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nxe-energy.ca

www.nexgenenergy.ca

Monica Kras

Vice President, Corporate Development

NexGen Energy Ltd.

+44 7307 191933

mkras@nxe-energy.ca
www.nexgenenergy.ca

Technical Disclosure*

All technical information in this news release has been reviewed and approved by Jason Craven, NexGen's Vice President, Exploration, a qualified person under National Instrument 43-101.

Natural gamma radiation in drill core reported in this news release was measured in counts per second (cps) using a Radiation Solutions Inc. RS-125 gamma spectrometer. The reader is cautioned that total count gamma readings may not be directly or uniformly related to uranium grades of the rock sample measured; they should be used only as a preliminary indication of the presence of radioactive minerals.

A technical report in respect of the FS is filed on SEDAR (www.sedarplus.ca) and EDGAR (www.sec.gov/edgar.shtml ) and is available for review on NexGen Energy's website (www.nexgenenergy.ca ).

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the Securities and Exchange Commission ("SEC") set by the SEC's rules that are applicable to domestic United States reporting companies. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of applicable United States securities laws and regulations and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to mineral reserve and mineral resource estimates, the 2021 Arrow Deposit, Rook I Project and estimates of uranium production, grade and long-term average uranium prices, anticipated effects of completed drill results on the Rook I Project, planned work programs, completion of further site investigations and engineering work to support basic engineering of the project and expected outcomes. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Statements relating to "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment that, based on certain estimates and assumptions, the mineral resources described can be profitably produced in the future.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the mineral reserve and resources estimates and the key assumptions and parameters on which such estimates are based are as set out in this news release and the technical report for the property , the results of planned exploration activities are as anticipated, the price and market supply of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate in the future.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, the existence of negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, conclusions of economic valuations, the risk that actual results of exploration activities will be different than anticipated, the cost of labour, equipment or materials will increase more than expected, that the future price of uranium will decline or otherwise not rise to an economic level, the appeal of alternate sources of energy to uranium-produced energy, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected, that changes in project parameters and plans continue to be refined and may result in increased costs, of unexpected variations in mineral resources and reserves, grade or recovery rates or other risks generally associated with mining, unanticipated delays in obtaining governmental, regulatory or First Nations approvals, risks related to First Nations title and consultation, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licences, risks related to changes in laws, regulations, policy and public perception, as well as those factors or other risks as more fully described in NexGen's Annual Information Form dated March 6, 2024 filed with the securities commissions of all of the provinces of Canada except Quebec and in NexGen's 40-F filed with the United States Securities and Exchange Commission, which are available on SEDAR at www.sedarplus.ca and Edgar at www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or statements or implied by forward-looking information or statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned not to place undue reliance on forward-looking information or statements due to the inherent uncertainty thereof.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.